

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Ian Webber
Chief Executive Officer
Global Ship Lease, Inc.
Portland House
Stag Place
London SWIE 5RS
United Kingdom

> **Re:** **Global Ship Lease, Inc.**
> **Registration Statement on Form F-3**
> **Filed May 28, 2014**
> **File No. 333-196338**

Dear Mr. Webber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.3

1. Please have counsel remove section 1.6 on page 2 or clarify that counsel has reviewed all other documents as necessary to render its legal opinion.

2. Refer to section 3.1 on page 4. Counsel's statement that the opinion is "subject to the exclusive jurisdiction of the English courts" appears to inappropriately limit reliance by purchasers in the offering and appears inconsistent with the jurisdictional provisions of the federal securities laws. Please have counsel revise accordingly or, alternatively, provide us with a legal basis for inclusion of this language.

3. Please have counsel remove the assumption in section 4.3 on page 5 that the resolutions of the company are in full force and effect without modification as it is inappropriate to make such an assumption regarding counsel's own client.

Exhibit 5.4

4. Please confirm that you will file an unqualified opinion of counsel at takedown that omits the assumptions regarding the future guarantees in section (ii) and sections (iv) through (vii) in paragraph 6.3 and the inappropriate assumption in section 6.4 regarding changes to the constitutional documents of any of the Cyprus Guarantors. For guidance, refer to Section II.B.2.a in Staff Legal Bulletin No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Lesley Peng, Esq.
       Simpson, Thacher & Bartlett LLP